838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-459 October 24, 2022

Department of Mineral Resources and Energy Dismisses Appeals
Against the Grant of Waterberg Mining Right

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that on October 13, 2022, Minister Gwede Mantashe (the "Minister") of the South African Department of Mineral Resources and Energy ("DMRE") ruled to dismiss a series of appeals filed in 2021 against the grant of the Waterberg Mining Right.  The Waterberg Mining Right was granted on January 28, 2021.  The Company subsequently received several objections and notices of appeal, filed by individual appellants from local communities, against the decision of the DMRE granting the Waterberg Mining Right.  See the Company's news releases dated March 8, 2021, April 14, 2021, and August 2, 2021 as well as the Company's recent Financial Statements and Management's Discussion and Analysis for more details.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Resources (Pty) Ltd. has complied with Black Economic Empowerment requirements and Social and Labour Plan community consultation processes.

Platinum Group President and CEO, Frank Hallam, stated "We are pleased with the decision of the DMRE and that due process and regulatory oversight have been fairly applied.  Through our work and consultation with local communities and their leadership we have received a great deal of support and encouragement to proceed with mine development.  The Waterberg Project represents an opportunity for positive economic, social, and community impacts and the removal of unjustified hurdles is a necessary precursor to future development."

About Platinum Group Metals Ltd. and the Waterberg Project

The Waterberg Project, discovered in 2011, is a bulk underground platinum and palladium deposit located in South Africa.  Platinum Group Metals Ltd. is the operator of the Waterberg Project, which is owned indirectly by Platinum Group (37.05%), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo") (26.0%), Impala Platinum Holdings Ltd. (15%), Japan Oil, Gas and Metals National Corporation (12.195%), and Hanwa Co. Ltd. (9.755%) through Waterberg JV Co.  As a result of its equity interest in Mnombo, the Company has an aggregate 50.02% indirect interest in the Waterberg Project.

Platinum Group Metals Ltd.	…2

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include but are not limited to statements regarding potential development of the Waterberg Project, and the potential economic, social and community impacts of the Waterberg Project. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

Platinum Group Metals Ltd.	…3

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including that the portions of the Work Program subject to the Initial Budget are subject to further approval by the Waterberg JV Co. owners; the timely completion of additional required financings and potential terms thereof; possible adverse impacts due the global outbreak of COVID-19; rising global inflation and increased potential supply chain disruptions, international conflict and other geopolitical tensions and events; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.